UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

Item

1.             Call to Extraordinary General Shareholders’ Meeting for November 13, 2020 and Proposals of the Board of Directors to the Shareholders’ Meeting regarding the items in the Agenda

Buenos Aires, October 19, 2020

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Documentation of the Extraordinary General Shareholders’ Meeting summoned for November 13, 2020

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to submit the following documentation of the referred Shareholders’ Meeting summoned for November 13, 2020.

We hereby attach:

a)	The call to an Extraordinary General Shareholders’ Meeting.

b)	The proposals of the Board of Directors to the Shareholders’ Meeting regarding the items in the Agenda.

Sincerely,

Fernando J. Balmaceda

Responsible for Market Relations

FREE TRANSLATION

TELECOM ARGENTINA S.A.

CALL TO EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The shareholders are summoned to an Extraordinary General Shareholders’ Meeting to be held on November 13th, 2020, at 11 a.m. on first call, at the corporate offices at Ave. Alicia Moreau de Justo N° 50, City of Buenos Aires, in order to consider the following items:

AGENDA

1)             Appointment of two shareholders to sign the Minutes of the Meeting.

2)             Total or partial withdrawal of the “Voluntary reserve for future cash dividends” and/or of the “Voluntary reserve to maintain the capital investments level and the Company’s current level of solvency”. Distribution of cash dividends or dividends in kind or in any combination of both options according to the Company´s current context. Delegation of powers to the Board of Directors.

THE BOARD OF DIRECTORS

Note 1: To be able to attend the Shareholders’ Meeting, the holders of Class B and Class C shares must deposit the book-entry shareholding certificates issued for that purpose by ‘Caja de Valores S.A.’, no later than three business days prior to the date of the Shareholders’ Meeting, at Ave. Alicia Moreau de Justo No. 50, 13th floor, City of Buenos Aires, from 10 a.m. to 12 p.m. and from 3 p.m. to 5 p.m. Within the same term and timetable, the holders of book-entry shares of Class A and D must notify their attendance to the Meeting. The deadline is November 9, 2020, at 5 p.m.

Note 2: Within the regulatory term and at the place and time stated in Note 1, hard copies of the documents related to the Shareholders´ Meeting may be obtained, likewise such documents will be available at Telecom Argentina’s website: www.telecom.com.ar.

Note 3: Pursuant to the provisions set forth in section 22 of Chapter II, Title II of the CNV Rules, at the time of registration to take part in the Shareholders’ Meeting and at the time of attending the Shareholders’ Meeting, shareholders must provide all the details of the holders and their representatives. Legal entities and other legal structures must provide the information and deliver the documentation as required by the CNV Rules in sections 24, 25 and 26 of Chapter II, Title II.

Note 4: Those registered to participate in the Shareholders’ Meeting as custodians or administrators of any third party shareholdings are reminded of the need to fulfill the requirements of section 9, Chapter II, Title II of the CNV Rules, to be able to cast a vote in a divergent manner.

Note 5: Shareholders are requested to be present at least 15 minutes prior to the scheduled time of the Shareholders’ Meeting in order to file their proxies and sign the Attendance Book.

Note 6: In the case that the prohibition, limitation or restriction on the free circulation of people in general is maintained, as a consequence of the state of sanitary emergency pursuant to the Necessity and Urgency Decree No. 297/2020 and subsequent regulations introduced by the National Executive Power, and as long as it is not possible to hold the Shareholders’ Meeting in person: (i) The Shareholders’ Meeting will be held remotely, complying with the precautions provided by the General Resolution No. 830/2020 of the Comisión Nacional de Valores or the rule that substitutes said Resolution in the future, by using the Cisco Webex system, which allows the simultaneous transmission of sound, images and words throughout the entire Shareholders’ Meeting; (ii) Shareholders must communicate their attendance to the Shareholders’ Meeting to the email address: AsuntosSocietarios@teco.com.ar until November 9th, 2020, at 5:00 p.m. The holders of Class B and Class C Shares must attach to their communication the respective book-entry shareholding certificates issued for this purpose by Caja de Valores S.A.; (iii) The link and the instructions to access the system, together with the indications about the Shareholders’ Meeting, will be sent to the shareholders who communicate their attendance to the Shareholders’ Meeting, to the email address indicated in their attendance confirmation, in accordance with item (ii); (iv) Shareholders must provide the following information regarding the holder of the shares: name and surname or full corporate name; type and number of identity card or registration data with precise identification of the specific registry and its jurisdiction; address, with indication of its kind. In addition, they must provide the same information regarding the representative(s) of the holder of the shares that will attend the Shareholders’ Meeting; (v) The Shareholders taking part at the Shareholders’ Meeting through attorneys-in-fact must send to the Company five (5) business days before the Shareholders’ Meeting the corresponding power-of-attorney , which shall be duly authenticated; (vi) At the time of voting, each shareholder will be required to vote on each item, and each vote will be cast through the Cisco Webex system which enables the simultaneous transmission of sound, images and words; (vii) As a prior item on the Agenda of the Shareholders’ Meeting, the holding of the meeting remotely will be subject to consideration, with the majority required for an amendment to the bylaws.

Likewise, the Directors unanimously resolve to entrust Mr. Gabriel Blasi, the CFO of the Company, with the preparation of a report to be presented at the Shareholders’ Meeting, in the terms detailed above.

PROPOSALS OF THE BOARD OF DIRECTORS TO THE EXTRAORDINARY

GENERAL SHAREHOLDERS’ MEETING.

Proposal for the First Item on the Agenda:

The proposal to the Shareholders’ Meeting is “that the shareholders appoint the persons that will sign the Minutes”.

Proposal for the Second Item on the Agenda:

The proposal of the Board of Directors is the following: “It is proposed that the shareholders, within the framework of the Shareholders’ Meeting, resolve upon the total or partial withdrawal of the “Voluntary reserve for future cash dividends” and/or of the “Voluntary reserve to maintain the capital investments level and the Company’s current level of solvency”, the distribution of cash dividends or dividends in kind or in any combination of both options according to the Company´s current context and the delegation of powers to the Board of Directors”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	October 19, 2020	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations